EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Quarter			Nine months
	ended September 30		,	ended September 30		,
(in millions)	2009	2008		2009	2008

Earnings including interest on deposits (1):
Income before income tax expense	$4,671	2,381		14,036	8,077
Less: Net income from noncontrolling interests	81	14		202	50

Income before income tax expense and noncontrolling interests	4,590	2,367		13,834	8,027
Fixed charges	2,410	2,451		8,142	7,929

	7,000	4,818		21,976	15,956

Fixed charges (1):
Interest expense	2,284	2,393		7,758	7,751
Estimated interest component of net rental expense	126	58		384	178

	2,410	2,451		8,142	7,929

Ratio of earnings to fixed charges (2)	2.90	1.97		2.70	2.01

Earnings excluding interest on deposits:
Income before income tax expense and noncontrolling interests	4,590	2,367		13,834	8,027
Fixed charges	1,505	1,432		5,281	4,253

	6,095	3,799		19,115	12,280

Fixed charges:
Interest expense	2,284	2,393		7,758	7,751
Less: Interest on deposits	905	1,019		2,861	3,676
Estimated interest component of net rental expense	126	58		384	178

	$1,505	1,432		5,281	4,253

Ratio of earnings to fixed charges (2)	4.05	2.65		3.62	2.89

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.